







# FORM 6-K

**U.S. SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**Report of Foreign Private Issuer**
**Pursuant to Rule 13a-16 or 15d-16 of**
**the Securities Exchange Act of 1934**



**Commission File Number: 1-15270**

Supplement for the month of January 2002.
Total number of pages: 69.
The exhibit index is located on page 2.

# NOMURA HOLDINGS, INC.

(Translation of registrant's name into English)

**9-1, Nihonbashi 1-chome**
**Chuo-ku, Tokyo 103-8645**
**Japan**
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

## EXHIBITS


NOMURA

# PRESS RELEASE

January 18, 2002

## Announcement of Third-Quarter Operating Results

Nomura Holdings, Inc. plans to announce third-quarter operating results at 15:00 JST on Tuesday January 22, 2002. The financial statements and presentation materials will be available on our Web page at www.nomuraholdings.com/e twelve hours after the announcement in accordance with the Securities and Exchange Law of Japan.

Contact: Toshiyasu Iiyama/ Ryugo Matsuo
Corporate Communications Dept., Nomura Group Headquarters
Tel: 81-3-3278-0591

January 22, 2002

# Interim Financial Information — December 2001

**We are pleased to report the consolidated financial results of Nomura Holdings, Inc. and its subsidiaries for the nine months ended December 31, 2001.**

**For further information, please contact:**
**Nomura Securities Co., Ltd.**
**Nomura Group Headquarters**
**Finance Department**
**Akira Maruyama, General Manager**
**9-1 Nihonbashi 1-chome, Chuo-ku,**
**Tokyo 103-8011, Japan**
**TEL: (03) 3211-1811**

The consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

This document contains statements that may constitute, and from time to time our management may make, "forward-looking statements" within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

# Consolidated Financial Summary under Japanese GAAP
# For the Nine Months Ended December 31, 2001

| | |
|---|---|
| Date: | January 22, 2002 |
| Company name (code number): | Nomura Holdings, Inc. (8604)<br>(Former Company Name: The Nomura Securities Co., Ltd.) |
| Head office: | 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan |
| Stock exchange listings: | (In Japan) Tokyo, Osaka, Nagoya<br>(Overseas) New York, Amsterdam, Luxembourg, Singapore |
| For inquiries: | Akira Maruyama<br>General Manager, Finance Department, Nomura Group Headquarters,<br>Nomura Securities Co., Ltd.<br>Tel: (Country Code 81) 3-3211-1811 |

**Consolidated Financial Highlights for the Nine Months Ended December 31, 2001**

### (1) Operating Results

(in millions except per share data, percentages and shares)

| | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 | Nine Months Ended December 31, 2000 |
|---|---|---|---|
| Operating revenue | ¥ 773,617 | ¥ 1,299,399 | ¥ 924,226 |
| change from (the year ended March 31, 2001)*3/4 | (20.6)% | | |
| change from the nine months ended December 31, 2000 | (16.3)% | | |
| Net operating revenue | ¥ 416,623 | - | - |
| Operating income | ¥ 55,455 | ¥ 274,383 | ¥ 211,024 |
| change from (the year ended March 31, 2001)*3/4 | (73.1)% | | |
| change from the nine months ended December 31, 2000 | (73.7)% | | |
| Ordinary income | ¥ 79,388 | ¥ 302,084 | ¥ 233,446 |
| change from (the year ended March 31, 2001)*3/4 | (65.0)% | | |
| change from the nine months ended December 31, 2000 | (66.0)% | | |
| Net income | ¥ 28,597 | ¥ 181,666 | ¥ 154,577 |
| change from (the year ended March 31, 2001)*3/4 | (79.0)% | | |
| change from the nine months ended December 31, 2000 | (81.5)% | | |
| Net income per share | ¥ 14.56 | ¥ 92.54 | ¥ 78.74 |
| Fully diluted net income per share | - | ¥ 92.29 | ¥ 78.50 |
| Return on shareholders' equity | 2.3% | 11.9% | 13.7% |
| Equity in earnings of affiliates | ¥ (2,878) | ¥ 651 | ¥ 1,785 |
| Average number of shares issued and outstanding | 1,963,273 thousand | 1,962,936 thousand | 1,962,931 thousand |

### (2) Financial Position

(in millions except per share data, percentages and shares)

| | December 31, 2001 | March 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Total assets | ¥ 17,918,162 | ¥ 20,529,135 | ¥ 21,897,606 |
| Shareholders' equity | ¥ 1,629,398 | ¥ 1,642,408 | ¥ 1,594,007 |
| Shareholders' equity as a percentage of total liabilities, minority interest and shareholders' equity | 9.1% | 9.4% | 8.7% |
| Shareholders' equity per share | ¥ 828.86 | ¥ 836.70 | ¥ 812.05 |
| Numbers of shares issued and outstanding | 1,965,826 thousand | 1,962,951 thousand | 1,962,929 thousand |

The consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.

## Results of Operations

Nomura reported a net operating revenue of 416.6 billion yen, a decline of 29.4% when compared to the previous fiscal year, and selling, general and administrative expenses of 361.2 billion yen, down 6.0%, for the nine months ended December 31, 2001 (the "term"). As a result, ordinary income amounted to 79.4 billion yen, down 65.0%, and net income fell 79.0% to 28.6 billion yen.

1. Commission Revenues

(1) Brokerage Commissions

Brokerage commissions amounted to 74.8 billion yen, down 25.3%, due to a stagnant Japanese equity market. In particular, the impact of the September terrorist attacks in the United States led to further market deterioration with the Nikkei Stock Average dipping below the 10,000 yen mark.

(2) Underwriting Commissions

Despite the increase in foreign bonds issued by highly-rated corporations and overseas public institutions, underwriting commissions amounted to 46.3 billion yen, a decline of 13.5% due to a decrease in initial public stock offerings and public stock offering deals on account of a sluggish Japanese equity market.

(3) Distribution Commissions

The domestic distribution volume of investment trusts amounted to 18.5 trillion yen, up 9.8%. However, total distribution commissions decreased by 32.5% to 19.2 billion yen due to a decrease in the distribution volume of stock investment trusts and introduction of the waving of distribution fees for clients who rollover the Medium-term Japanese Government Bond Fund to certain stock investment trusts.

(4) Other Commissions

As a result of the September redemption of the Medium-term Japanese Government Bond Fund and MMF decline, the total outstanding balance of investment trusts under the custody of Nomura decreased by 2.3 trillion yen to 13.3 trillion yen, leading to a reduction in asset management fees. Consequently, total other commissions amounted to 105.6 billion yen, a decline of 23.3%.

2. Net Interest and Dividend Income

Net interest and dividend income amounted to 407.9 billion yen. Interest expenses were 357.0 billion yen, resulting in a net interest and dividend income of 50.9 billion yen.

3. Net Gain on Trading

Nomura's net gain on fixed income and other trading increased by 191.8% to 57.2 billion yen due mainly to increased trading volume, especially in medium-term notes and foreign currency bonds. However, the net gain on equity trading fell 73.8% to 62.7 billion yen, due mainly to a bearish Japanese stock market. As a result, the total net gain on trading amounted to 120.0 billion yen, representing a decline of 53.7%.

4. Selling, General and Administrative Expenses

During this term, Nomura continued to carefully control variable expenses, which led to a decrease in compensation and benefits. As a result, selling, general and administrative expenses decreased by 6.0% to 361.2 billion yen.

5. Special Profits/Losses

Total special profits for the term amounted to 40.0 billion yen, mainly consisting of a 17.5 billion-yen gain on sales of investment securities and a 16.8 billion-yen reversal of the reserve for the multi-employer pension plan. Special losses totaled 73.0 billion yen, comprising 52.3 billion yen in loss on devaluation of investment in affiliates and 16.8 billion yen in loss on devaluation of investment securities.

# Consolidated Financial Statements

## Consolidated Balance Sheets

(Millions of yen)

| | December 31, 2001 |
|---|---|
| **Assets** | |
| Current assets | 16,919,900 |
| Cash and time deposits | 838,929 |
| Deposits with exchanges and other segregated cash | 94,037 |
| Trading assets: | 7,642,628 |
| Trading securities | 6,814,126 |
| Derivative contracts | 828,502 |
| Margin account assets: | 233,626 |
| Loans to customers on margin transactions | 75,958 |
| Cash collateral to securities finance companies | 157,667 |
| Loans with securities as collateral | 6,948,904 |
| Cash collateral for securities borrowed | 6,897,943 |
| Loans in gensaki transactions | 50,961 |
| Receivables from customers and others | 34,496 |
| Short-term loans receivable | 509,317 |
| Short-term securities | 208,440 |
| Deferred tax assets | 45,522 |
| Other current assets | 366,151 |
| Allowance for doubtful accounts | (2,154) |
| Fixed assets | 998,261 |
| Tangible fixed assets | 111,411 |
| Intangible assets | 65,725 |
| Investments and other | 821,124 |
| Investment securities | 418,061 |
| Long-term loans receivable | 102,531 |
| Deferred tax assets | 117,592 |
| Other | 195,917 |
| Allowance for doubtful accounts | (12,979) |
| **Total assets** | 17,918,162 |

(Millions of yen)

| | March 31, 2001 | December 31, 2000 |
|---|---|---|
| **Assets** | | |
| Current assets | 19,271,215 | 20,681,741 |
| Cash and time deposits | 629,540 | 485,916 |
| Deposits with exchanges and other segregated cash | 45,304 | 49,027 |
| Receivables from customers and others | 100,131 | 85,565 |
| Short-term loans receivable | 625,777 | 545,281 |
| Trading assets: | 7,486,606 | 7,069,896 |
| Trading securities | 6,715,035 | 6,567,414 |
| Option contracts | 120,426 | 86,449 |
| Derivative contracts | 651,144 | 416,032 |
| Margin accounts: | 253,237 | 224,795 |
| Loans to customers on margin transactions | 137,431 | 174,709 |
| Cash collateral to securities finance companies | 115,806 | 50,086 |
| Gensaki transactions | 432,572 | 221,733 |
| Cash collateral for securities borrowed | 5,880,191 | 7,650,682 |
| Secuities held as collateral | 2,983,462 | 3,517,865 |
| Short-term securities | 465,726 | 516,109 |
| Deferred tax assets | 41,943 | 62,521 |
| Other current assets | 341,626 | 261,724 |
| Allowance for doubtful accounts | (14,906) | (9,381) |
| Fixed assets | 1,257,920 | 1,215,865 |
| Tangible fixed assets | 106,473 | 103,673 |
| Intangible assets | 57,409 | 51,518 |
| Investments and other | 1,094,037 | 1,060,674 |
| Investment securities | 608,725 | 546,973 |
| Long-term loans receivable | 224,743 | 229,909 |
| Deferred tax assets | 68,126 | 76,116 |
| Other | 199,062 | 210,511 |
| Allowance for doubtful accounts | (6,619) | (2,836) |
| **Total assets** | 20,529,135 | 21,897,606 |

(Millions of yen)

| | December 31, 2001 |
|---|---|
| **Liabilities** | |
| Current liabilities | 14,825,951 |
| Trading liabilities: | 3,161,638 |
| Trading securities | 2,285,706 |
| Derivative contracts | 875,932 |
| Net payables arising from pre-settlement date trades | 459,244 |
| Margin account liabilities: | 24,180 |
| Borrowing from securities finance | 3,710 |
| Customer margin sale proceeds | 20,469 |
| Borrowings with securities as collateral | 9,031,140 |
| Cash collateral for securities loaned | 8,713,190 |
| Borrowings in gensaki transactions | 317,950 |
| Payables to customers and others | 276,752 |
| Guarantee deposits received | 136,644 |
| Short-term borrowings | 798,957 |
| Commercial paper | 350,000 |
| Bonds and notes due within one year | 269,074 |
| Accrued income taxes | 36,564 |
| Deferred tax liabilities | 1,121 |
| Accrued bonuses | 44,951 |
| Other current liabilities | 235,680 |
| Long-term liabilities | 1,461,374 |
| Bonds and notes | 1,126,449 |
| Long-term borrowings | 198,708 |
| Deferred tax liabilities | 1,495 |
| Reserve for retirement benefits | 41,112 |
| Goodwill | 36,539 |
| Other long-term liabilities | 57,070 |
| Statutory reserves | – |
| Reserve for securities transactions | – |
| Reserve for financial futures transactions | – |
| **Total liabilities** | 16,287,326 |
| **Minority interest** | 1,437 |
| **Shareholders' equity** | |
| Common stock | 182,799 |
| Additional paid-in capital | 110,410 |
| Retained earnings | 1,287,869 |
| Net unrealized gain on investments | 38,899 |
| Cumulative translation adjustments | 9,580 |
| Treasury stock held by the Company | (159) |
| **Total shareholders' equity** | 1,629,398 |
| **Liabilities, minority interest and shareholders' equity** | 17,918,162 |

(Millions of yen)

| | March 31, 2001 | December 31, 2000 |
|---|---|---|
| **Liabilities** | | |
| Current liabilities | 17,325,229 | 18,538,654 |
| Short-term borrowings | 1,060,838 | 742,458 |
| Commercial paper | 403,473 | 309,610 |
| Bonds and notes due within one year | 196,969 | 145,726 |
| Payables to customers and others | 230,371 | 190,072 |
| Net payables arising from pre-settlement date trades | 259,811 | 52,706 |
| Trading liabilities: | 3,163,726 | 2,973,037 |
| Trading securities | 2,295,851 | 2,356,581 |
| Option contracts | 97,665 | 88,888 |
| Derivative contracts | 770,209 | 527,568 |
| Margin accounts: | 14,850 | 13,392 |
| Borrowing from securities finance | 2,904 | 2,257 |
| Customer margin sale proceeds | 11,945 | 11,135 |
| Gensaki transactions | 1,183,303 | 1,354,854 |
| Cash collateral for securities loaned | 7,374,833 | 8,845,572 |
| Securiites borrowed | 2,693,485 | 3,177,572 |
| Guarantee deposits received | 118,007 | 75,900 |
| Guarantee securities received | 289,977 | 340,292 |
| Accrued income taxes | 41,259 | 42,975 |
| Deferred tax liabilities | 32 | 8 |
| Accrued bonuses | 87,720 | 50,419 |
| Other current liabilities | 206,568 | 224,051 |
| Long-term liabilities | 1,541,673 | 1,744,320 |
| Bonds and notes | 1,085,772 | 1,196,656 |
| Long-term borrowings | 271,726 | 357,581 |
| Deferred tax liabilities | 1,573 | 12,708 |
| Reserve for retirement benefits | 39,164 | 34,333 |
| Reserve for multi-employer pension plan | 37,586 | 37,586 |
| Goodwill | 51,412 | 58,672 |
| Other long-term liabilities | 54,438 | 46,782 |
| Statutory reserves | 1,872 | 1,790 |
| Reserve for securities transactions | 1,871 | 1,789 |
| Reserve for financial futures transactions | 0 | 0 |
| **Total liabilities** | 18,868,774 | 20,284,765 |
| **Minority interest** | 17,951 | 18,833 |
| **Shareholders' equity** | | |
| Common stock | 182,796 | 182,796 |
| Additional paid-in capital | 105,563 | 105,563 |
| Retained earnings | 1,294,198 | 1,267,092 |
| Net unrealized gain on investments | 75,592 | 65,341 |
| Cumulative translation adjustments | (15,684) | (26,675) |
| Treasury stock held by the Company | (58) | (111) |
| **Total shareholders' equity** | 1,642,408 | 1,594,007 |
| **Liabilities, minority interest and shareholders' equity** | 20,529,135 | 21,897,606 |

## Consolidated Statements of Income

(Millions of yen)

| | Nine Months Ended December 31, 2001 |
|---|---|
| Operating revenue | 773,617 |
| Commissions | 245,772 |
| Net gain on trading | 119,974 |
| Net gain on other inventories | 10 |
| Interest and dividend income | 407,861 |
| Interest expenses | 356,994 |
| Net operating revenue | 416,623 |
| Selling, general and administrative expenses | 361,168 |
| Transaction-related expenses | 56,282 |
| Compensation and benefits | 181,031 |
| Rental and maintenance | 46,445 |
| Data processing and office supplies | 31,284 |
| Depreciation and amortization | 21,609 |
| Taxes, other than income taxes | 5,536 |
| Other | 18,978 |
| Operating income | 55,455 |
| Non-operating income | 31,727 |
| Amortization of goodwill | 19,680 |
| Other | 12,047 |
| Non-operating expenses | 7,794 |
| Equity in earnings of affiliates - net loss | 2,878 |
| Other | 4,915 |
| Ordinary income | 79,388 |
| Special profits | 40,014 |
| Special losses | 73,032 |
| Income before income taxes | 46,370 |
| Income taxes - current | 38,993 |
| Income taxes - deferred | (22,048) |
| Minority interest | (827) |
| Net income | 28,597 |

(Millions of yen)

| | Year Ended March 31, 2001 | Nine Months Ended December 31, 2000 |
|---|---|---|
| Operating revenue | 1,299,399 | 924,226 |
| Commissions | 426,230 | 333,755 |
| Net gain on trading | 345,189 | 231,072 |
| Net gain on other inventories | 10 | 6 |
| Interest and dividend income | 527,968 | 359,391 |
| Operating expenses | 1,025,015 | 713,202 |
| Selling, general and administrative expenses | 512,318 | 368,273 |
| Transaction-related expenses | 83,300 | 61,480 |
| Compensation and benefits | 268,377 | 192,635 |
| Rental and maintenance | 63,767 | 46,677 |
| Data processing and office supplies | 35,649 | 25,910 |
| Depreciation and amortization | 24,874 | 17,535 |
| Taxes, other than income taxes | 8,251 | 5,910 |
| Other | 28,097 | 18,122 |
| Interest expenses | 512,697 | 344,928 |
| Operating income | 274,383 | 211,024 |
| Non-operating income | 34,135 | 25,573 |
| Equity in earnings of affiliates - net profit | 651 | 1,785 |
| Amortization of goodwill | 25,760 | 19,618 |
| Other | 7,723 | 4,170 |
| Non-operating expenses | 6,434 | 3,152 |
| Loss on sales of treasury stock held by a subsidiary | 1,690 | – |
| Other | 4,743 | 3,152 |
| Ordinary income | 302,084 | 233,446 |
| Special profits | 65,538 | 60,780 |
| Special losses | 44,923 | 13,273 |
| Income before income taxes | 322,699 | 280,953 |
| Income taxes - current | 48,033 | 42,509 |
| Income taxes - deferred | 90,834 | 81,824 |
| Minority interest | (2,164) | (2,041) |
| Net income | 181,666 | 154,577 |

## Consolidated Statements of Retained Earnings

(Millions of yen)

| | Nine Months Ended December 31, 2001 | Year ended March 31, 2001 | Nine Months Ended December 31, 2000 |
|---|---|---|---|
| Retained earnings at beginning of period | 1,294,198 | 1,142,419 | 1,142,419 |
| Decrease in retained earnings | 34,926 | 29,887 | 29,904 |
| Cash dividends | 34,351 | 29,398 | 29,398 |
| Directors' bonuses | 574 | 489 | 506 |
| Net income | 28,597 | 181,666 | 154,577 |
| Retained earnings at end of period | 1,287,869 | 1,294,198 | 1,267,092 |

## Notes to Consolidated Financial Statements

The consolidated financial statements for the nine months ended December 31, 2001 were prepared in accordance with "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements" (Ministry of Finance Ordinance No. 24, 1999) and the Cabinet Office Ordinance Regarding Securities Companies (Prime Minister's Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (Japan Securities Dealers Association, November 14, 1974) based on articles No.48 and No.69 of "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements" (Ministry of Finance Ordinance No. 24, 1999).

Also, beginning from the year ending March 31, 2002, the consolidated financial statements are prepared in accordance with the amended "Uniform Accounting Standards of Securities Companies" (Japan Securities Dealers Association, September, 2001)

## Basis of Accounting and Presentation

1. Scope of Consolidation

Consolidated subsidiaries: 101 companies
Major consolidated subsidiaries:

Nomura Holding America, Inc.
Nomura Canada, Inc.
Nomura Corporate Research and Asset Management, Inc.
Nomura International plc
Nomura Bank (Deutschland) GmbH
Nomura Italy S.I.M. p.A.
Nomura Bank International plc
Nomura Europe Finance N.V.
Nomura Investment Banking (Middle East) E. C.
Nomura Singapore Limited
P.T. Nomura Indonesia
Nomura Asset Management Co., Ltd.
Nomura Corporate Advisors Co., Ltd.
Nomura Fundnet Securities Co., Ltd.
Nomura Business Service Co., Ltd.
Nomura Securities International, Inc.
Nomura Global Financial Products, Inc.
Nomura Europe Holdings plc
Nomura Bank (Switzerland) Ltd.
Banque Nomura France
Nomura Bank Luxembourg S.A.
Nomura Global Funding plc
Nomura Asia Holding N.V.
Nomura International (Hong Kong) Limited
Nomura Australia Limited
Nomura Advisory Services (Malaysia) Sdn. Bhd.
Nomura Babcock & Brown, Co., Ltd.
Nomura Investor Relations Co., Ltd.
Nomura Trust and Banking Co., Ltd.

Six new subsidiaries were established or acquired and one subsidiary was liquidated during the nine months ended December 31, 2001.

Nomura Babcock & Brown, Co. Ltd. ("NBB"), which operates in the leasing business, owns a group of subsidiaries. Of these, 303 subsidiaries operate principally as anonymous association and as the assets, liabilities, profits and losses do not substantially belong to NBB, they are precluded from the scope of consolidation in accordance with Article 5 of the "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Consolidated Financial Statements" issued by the Ministry of Finance.

2. Application of The Equity Method of Accounting for Investments in Common Stock

Affiliates accounted for under the equity method: 11 companies
Major affiliates:

Capital Nomura Securities Public Co., Ltd.
Nomura Land and Buildings Co., Ltd.
JAFCO Co., Ltd.
Nomura Research Institute Co., Ltd.
Nomura IBJ Investment Services Co., Ltd.

Two affiliates subject to the application of the equity method in prior years were excluded from the scope of the equity method due to liquidation and other reasons during the nine months ended December

31, 2001.

The equity method is not applied to the 303 subsidiaries and 78 affiliates of NBB as the effect on current year income and retained earning is not material individually or as a group.

Goodwill in relation to the equity method application, if material, is amortized on a straight line basis and charged to income over a period of up to 20 years. Otherwise goodwill is charged to income in the year it arises.

3. Significant Accounting Policies

(1) Basis and Methods of Valuation for Financial Instruments - for Trading Purposes

Securities, derivative contracts and other financial instruments classified as trading assets and liabilities are accounted for based on the mark-to-market method.

(2) Basis and Methods of Valuation for Financial Instruments - for Non-Trading Purposes

Securities held for non-trading purposes are accounted for as follows:

| | |
|---|---|
| A. Debt Held to Maturity | Recorded at amortized cost |
| B. Other Securities | |
| Securities with market value | Recorded at market value<br>The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as "Net unrealized gain on investments" in "Shareholders' Equity" on the consolidated balance sheets |
| Securities with no market value | Recorded at cost using the moving average method or amortized cost |

(3) Depreciation and Amortization

A. Depreciation of Tangible Fixed Assets

Tangible fixed assets are depreciated primarily on the declining-balance method.

B. Amortization of Intangible Assets

Intangible assets are amortized primarily on the straight-line method.

(4) Provisions

A. Allowance for Doubtful Accounts

To provide mainly for loan losses, the Company made provisions for doubtful accounts based on an estimate of the uncollectible amount calculated using historical loss ratios or a reasonable estimate based on financial evaluation of individual borrowers.

B. Accrued Bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with prescribed calculation methods.

C. Reserve for Retirement Benefits

To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the present value of estimated future obligations less the fair value of current pension assets are recorded as a reserve for employee retirement benefits.

(5) Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the consolidated statements of income.

Assets and liabilities, principally of overseas subsidiaries, are translated into Japanese yen using exchange rates as of the balance sheet date while revenues and expenses translated using average exchange rates. Translation differences are reflected in the "Minority Interest" and "Shareholders' Equity" sections of the consolidated balance sheets.



//

(6) Leasing Transactions

Financing leases other than those for which the ownership of the leased property is deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

(7) Hedging Activities

Mark-to-market profits and losses on hedging instruments are principally deferred as assets or liabilities until the profits or losses on the underlying hedged assets or liabilities are recognized.

(8) Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

**Notes to Consolidated Balance Sheets**

1. Financial Guarantees and Commitments to Extend Credit

(Millions of yen)

| | December 31, 2001 | March 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Financial guarantees outstanding | 25,442 | 40,138 | 51,034 |
| Commitments to extend credit | 131,462 | | |

2. Subordinated Borrowings, Bonds and Notes

(Millions of yen)

| | December 31, 2001 | March 31, 2001 | December 31, 2000 |
|---|---|---|---|
| Short-term borrowings | 60,000 | 110,000 | 50,000 |
| Long-term borrowings | 80,000 | 130,000 | 270,000 |
| Bonds and notes | 60,000 | 60,000 | 60,000 |

3. Principal changes in the presentation of the consolidated balance sheet at December 31, 2001 brought about by the amendment of the "Uniform Accounting Standards of Securities Companies" are as follows:

(1) In accordance with the "Securities and Exchange Law, No.47, Paragraph 3", segregated cash from customers (money trusts only) included in "Cash and time deposits" in prior years, is, together with "Deposits," now included in "Deposits with exchanges and other segregated cash" in the assets section.

(2) Securities borrowed and securities received as collateral, previously recorded as "Securities held as collateral " in the assets section and "Securities borrowed" or "Guarantee securities received " in the liabilities section, are no longer recognized on the balance sheet.

(3) "Option contracts" and "Derivative contracts", shown separately in prior years, are now combined as "Derivative contracts" in both the assets and liabilities sections.

(4) "Margin accounts" appearing in both the assets and liabilities sections in prior years have been renamed "Margin account assets" in the assets section and "Margin account liabilities" in the liabilities section.

(5) "Gensaki transactions", appearing in the assets section in prior years, has been renamed "Loans in gensaki transactions" and together with "Cash collateral for securities borrowed" are components of a new account, "Loans with securities collateral."

(6) "Gensaki transactions", appearing in the liabilities section in prior years, has been renamed "Borrowings in gensaki transactions" and together with "Cash collateral for securities loaned" are components of a new account, "Borrowings with securities as collateral."

## Notes to Consolidated Statements of Income

1. Break-down of Special Profits and Special Losses

(Millions of yen)

| | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 | Nine Months Ended December 31, 2000 |
|---|---|---|---|
| Special profits | | | |
| Gain on sales of investment securities | 17,507 | 58,267 | 43,612 |
| Reversal of reserve for multi-employer pension plan | 16,788 | - | - |
| Profit from changes in equity of an affiliated company | 3,573 | - | - |
| Reversal of reserve for securities transactions | 2,143 | - | - |
| Reversal of reserve for financial futures transactions | 0 | 0 | 0 |
| Reversal of allowance for doubtful accounts | - | 7,270 | 17,168 |
| Special losses | | | |
| Loss on devaluation of investment in affiliates | 52,256 | - | - |
| Loss on devaluation of investment securities | 16,917 | 15,660 | 2,802 |
| Loss on sales of investment securities | 2,849 | 1,901 | 3,751 |
| Expense related to the adoption of holding company structure | 736 | - | - |
| Reserve for securities transactions | 272 | 514 | 432 |
| Loss on devaluation of fixed assets | - | 17,974 | 6,209 |
| Loss on facility closures | - | 8,600 | - |
| Loss on sales of fixed assets | - | 271 | 77 |

2. Principal changes in the presentation of the consolidated statement of income for the nine months ended December 31, 2001 brought about by the amendment of the "Uniform Accounting Standards of Securities Companies"

(A) "Operating revenue" less " Interest expenses" is captioned as "Net operating revenue."

(B) Certain income and expenses, such as dividends received in relation to investment securities held for non-trading purposes, which are not related to the securities and securities-related business and previously recorded in operating income and expenses, are now recorded in "Non-operating revenue" and "Non-operating expenses."

## Supplementary Information

1. Commission Revenues

(Millions of yen except percentages)

| | Nine Months Ended December 31, 2001 (A) | Year Ended March 31, 2001 (B) | Comparison A/(B*3/4) (%) | Nine Months Ended December 31, 2000 (C) | Comarison A/C (%) |
|---|---|---|---|---|---|
| Brokerage Commissions | 74,769 | 133,540 | 74.7 % | 106,664 | 70.1 % |
| (Stocks) | 71,303 | 126,886 | 74.9 | 101,466 | 70.3 |
| (Bonds) | 1,708 | 2,773 | 82.2 | 2,221 | 76.9 |
| Underwriting Commissions | 46,292 | 71,324 | 86.5 | 61,639 | 75.1 |
| (Stocks) | 22,147 | 45,645 | 64.7 | 41,152 | 53.8 |
| (Bonds) | 24,087 | 25,101 | 127.9 | 19,863 | 121.3 |
| Distribution Commissions | 19,157 | 37,860 | 67.5 | 31,571 | 60.7 |
| Other Commissions | 105,551 | 183,504 | 76.7 | 133,878 | 78.8 |
| Total | 245,772 | 426,230 | 76.9 | 333,755 | 73.6 |

2. Net Gain/Loss on Trading

(Millions of yen except percentages)

| | Nine Months Ended December 31, 2001 (A) | Year Ended March 31, 2001 (B) | Comparison A/(B*3/4) (%) | Nine Months Ended December 31, 2000 (C) | Comarison A/C (%) |
|---|---|---|---|---|---|
| Equity | 62,728 | 319,028 | 26.2 % | 216,866 | 28.9 % |
| Fixed income, foreign exchange and other | 57,245 | 26,160 | 291.8 | 14,206 | 403.0 |
| (Fixed income) | 20,481 | 14,925 | 183.0 | 10,108 | 202.6 |
| (Foreign exchange and other) | 36,764 | 11,234 | 436.3 | 4,097 | 897.1 |
| Total | 119,974 | 345,189 | 46.3 | 231,072 | 51.9 |

3. Quarterly Results of Operations

(Millions of yen)

| | First Quarter Ended June 30, 2001 | Second Quarter Ended September 30, 2001 | Third Quarter Ended December 31, 2001 | Nine Months Ended December 31, 2001 |
|---|---|---|---|---|
| Operating revenue | 297,836 | 252,585 | 223,195 | 773,617 |
| Commissions | 83,852 | 82,131 | 79,787 | 245,772 |
| Net gain on trading | 45,775 | 38,269 | 35,929 | 119,974 |
| Net gain on other inventories | 3 | 3 | 3 | 10 |
| Interest and dividend income | 168,205 | 132,180 | 107,475 | 407,861 |
| Interest expenses | 154,204 | 116,965 | 85,824 | 356,994 |
| Net operating revenue | 143,632 | 135,619 | 137,371 | 416,623 |
| Selling, general and administrative expenses | 118,720 | 123,312 | 119,135 | 361,168 |
| Transaction-related expenses | 17,597 | 20,172 | 18,511 | 56,282 |
| Compensation and benefits | 62,550 | 59,877 | 58,604 | 181,031 |
| Rental and maintenance | 16,045 | 15,484 | 14,916 | 46,445 |
| Data processing and office supplies | 9,637 | 10,306 | 11,340 | 31,284 |
| Depreciation and amortization | 6,972 | 6,994 | 7,642 | 21,609 |
| Taxes, other than income taxes | 1,807 | 1,974 | 1,755 | 5,536 |
| Other | 4,110 | 8,502 | 6,364 | 18,978 |
| Operating income | 24,911 | 12,307 | 18,236 | 55,455 |
| Non-operating income | 15,266 | 7,362 | 9,099 | 31,727 |
| Amortization of goodwill | 6,426 | 6,809 | 6,444 | 19,680 |
| Other | 8,839 | 552 | 2,655 | 12,047 |
| Non-operating expenses | 3,491 | 3,441 | 861 | 7,794 |
| Equity in earnings of affiliates - net loss | 1,779 | 354 | 744 | 2,878 |
| Other | 1,711 | 3,087 | 116 | 4,915 |
| Ordinary income | 36,686 | 16,227 | 26,474 | 79,388 |
| Special profits | 5,182 | 18,392 | 16,439 | 40,014 |
| Special losses | 3,555 | 54,099 | 15,377 | 73,032 |
| Income (loss) before income taxes | 38,313 | (19,479) | 27,536 | 46,370 |
| Income taxes - current | 14,222 | 10,054 | 14,717 | 38,993 |
| Income taxes - deferred | 4,683 | (22,333) | (4,398) | (22,048) |
| Minority interest | (453) | (421) | 47 | (827) |
| Net income (loss) | 18,953 | (7,621) | 17,265 | 28,597 |

Results of operations for the "First Quarter" (the three months ended June 30, 2001) were restated to conform to the amended "Uniform Accounting Standards of Securities Companies."

# Financial Summary (Non-consolidated)
# For the Nine Months Ended December 31, 2001

| | |
|---|---|
| Date: | January 22, 2002 |
| Company name (code number): | Nomura Holdings, Inc. (8604)<br>(Former Company Name: The Nomura Securities Co., Ltd.) |
| Head office: | 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan |
| Stock exchange listings: | (In Japan) Tokyo, Osaka, Nagoya<br>(Overseas) New York, Amsterdam, Luxembourg, Singapore |
| For inquiries: | Akira Maruyama<br>General Manager, Finance Department,<br>Nomura Group Headquarters, Nomura Securities Co., Ltd.<br>Tel: (03) 3211-1811 |
| Number of shares in unit share system: | 1,000 shares |

## (1) Operating Results

(in millions of yen except per share data)

| | Operating Revenue | Operating Income | Ordinary Income |
|---|---|---|---|
| Nine Months Ended December 31, 2001 | 241,945 | 58,850 | 62,821 |

| | Net Loss | Net Loss per share (Yen) |
|---|---|---|
| Nine Months Ended December 31, 2001 | 25,294 | 12.88 |

1. Average number of shares issued and outstanding during the nine months ended Dcember 31, 2001: 1,963,273,088
2. Change in accounting method: None

## (2) Financial Position

(in millions of yen except per share data and percentages)

| | Total Assets | Shareholders' Equity | Shareholders' Equity/ Total Liabilities and Shareholders' Equity (%) | Shareholders' Equity Per Share (Yen) |
|---|---|---|---|---|
| December 31, 2001 | 1,902,263 | 1,456,324 | 76.6 | 740.82 |

1. Number of shares issued and outstanding at December 31, 2001: 1,965,827,008
2. Number of treasury stock issued and outstanding at December 31, 2001: 92,852

On October 1, 2001, The Nomura Securities Co., Ltd. completed its reorganization and adopted a holding company structure. The Nomura Securities Co., Ltd. transferred its securities and securities-related business to Nomura Securities Spin-off Preparation Co., Ltd.. On the same day, The Nomura Securities Co., Ltd. and Nomura Securities Spin-off Preparation Co., Ltd. changed their names to Nomura Holdings, Inc. and Nomura Securities Co., Ltd., respectively. The non-consolidated results of Nomura Holdings, Inc. are incomparable between the current and prior years and thus presented for the curent year only.

## Nomura Holdings, Inc. Non-consolidated Balance Sheet

(As of December 31, 2001)

(Millions of yen)

| *ASSETS* | Amount | *LIABILITIES* | Amount |
|---|---|---|---|
| **Current Assets** | 388,667 | **Current liabilities** | 356,976 |
| Cash and time deposits | 510 | Short-term borrowings | 71,000 |
| Short-term loans receivable | 375,660 | Commercial paper | 60,000 |
| Deferred tax assets | 3,143 | Payables to customers and others | 185,007 |
| Other current assets | 9,738 | Accrued income taxes | 22,505 |
| Allowance for doubtful accounts | (384) | Other current liabilities | 18,463 |
| **Fixed Assets** | 1,513,596 | **Long-term liabilities** | 88,962 |
| Tangible fixed assets | 44,597 | Straight bonds | 2,631 |
| Intangible assets | 51,707 | Convertible bonds | 28,641 |
| Investments and other | 1,417,290 | Long-term borrowings | 56,500 |
| Investment securities | 1,257,270 | Other long-term liabilities | 1,190 |
| Long-term guarantee deposits | 70,021 | | |
| Deferred tax assets | 99,122 | **TOTAL LIABILITIES** | 445,939 |
| Other investments | 35,986 | *SHAREHOLDERS' EQUITY* | |
| Provision for losses on investments in overseas subsidiary | (45,000) | Common stock | 182,799 |
| | | Additional paid-in capital | 112,504 |
| Allowance for doubtful accounts | (110) | Earned surplus reserve | 81,858 |
| | | Other retained earnings | 1,038,699 |
| | | Voluntary reserve | 1,040,062 |
| | | Unappropriated accumulated deficit | (1,363) |
| | | Net unrealized gain on investments | 40,621 |
| | | Treasury stock | (159) |
| | | **TOTAL SHAREHOLDERS' EQUITY** | 1,456,324 |
| **TOTAL ASSETS** | 1,902,263 | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 1,902,263 |

## Nomura Holdings, Inc. Non-consolidated Statement of Operations

(Millions of yen)

| | Nine Months Ended December 31, 2001 |
|---|---|
| **Operating revenue** | 241,945 |
| Equipment and software rental revenue | 13,986 |
| Property rental revenue | 7,676 |
| Royalty on trademark | 1,306 |
| Others | 181 |
| Commissions | 110,523 |
| Net gain on trading | 88,096 |
| Net gain on other inventories | 6 |
| Interest and dividend income | 20,168 |
| **Operating expenses** | 183,094 |
| Selling, general and administrative expenses | 172,205 |
| Transaction-related expenses | 25,929 |
| Compensation and benefits | 66,448 |
| Rental and maintenance | 29,962 |
| Data processing and office supplies | 27,353 |
| Depreciation and amortization | 15,877 |
| Taxes, other than income taxes | 1,207 |
| Others | 5,426 |
| Interest expenses | 10,888 |
| Operating income | 58,850 |
| Non-operating income | 6,316 |
| Non-operating expenses | 2,345 |
| Ordinary income | 62,821 |
| Special profits | 30,201 |
| Special losses | 133,617 |
| Loss before income taxes | (40,595) |
| Income taxes - current | 23,959 |
| Income taxes - deferred | (39,259) |
| Net loss | (25,294) |
| Unappropriated retained earnings brought forward | 23,931 |
| Unappropriated accumulated deficit | (1,363) |

## Notes to Financial Statements

The financial statements for the third quarter ended December 31, 2001 were prepared in accordance with "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements" (Ministry of Finance Ordinance No. 38, 1977).

## Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

| | |
|---|---|
| (1) Debt held to maturity | Recorded at amortized cost. |
| (2) Other securities | |
| a. Securities with market value | Recorded at market value.<br>The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as "Net unrealized gain on investments" in "shareholders' equity" on the balance sheet. |
| b. Securities with no market value | Recorded at cost using the moving average method or amortized cost. |
| (3) Stocks of subsidiaries and affiliates | Recorded at cost using the moving average method. |

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets

Intangible assets are amortized primarily on the straight-line method.

3. Provisions

(1) Allowance for doubtful accounts

To provide mainly for bad loans, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial evaluation of individual borrowers.

(2) Provision for investments in overseas subsidiaries

To provide for losses on investments in overseas subsidiaries, the difference between the book value and the estimated fair value is recorded.

(3) Accrued bonuses

To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

4. Translation of Accounts Denominated in Foreign Currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of operations.

5. Leasing Transactions

Financing leases, other than those for which the ownership of the leased property are deemed as transfers to the lessee, are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are principally deferred as assets or liabilities until the profits or losses on the underlying hedged assets and liabilities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

## Notes to Non-consolidated Balance Sheet

1. Financial Guarantees

| | December 31, 2001 (Millions of yen) |
|---|---|
| Financial guarantees outstanding | 1,332,850 |

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, financial guarantee contracts in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

December 31, 2001
(Millions of yen)
63,658

3. Stocks of Subsidiaries and Affiliates with Market Value

(Millions of yen)

| | Balance Sheet | Market Value | Difference |
|---|---|---|---|
| Investments in affiliates | 54,098 | 96,107 | 42,008 |

4. Increase in Number of Outstanding Shares During the Third Quarter Ended December 31, 2001

(in thousand yen except number of shares)

| | Number of Shares | Issue Amount | Capitalized |
|---|---|---|---|
| Exercise of stock warrants | 2,603 | 5,999 | 3,001 |
| New stock issued in exchange for shares of subsidiary | 2,939,416 | - | - |

5. In accordance with the amendment of "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements" (Cabinet Office Ordinance No.76, 2001), "Treasury Stock" is presented in the shareholders' equity section.

## Notes to Non-consolidated Statement of Operations

1. "Equipment and software rental revenue" is revenue from the leasing of furniture and fixtures, and software to subsidiaries including Nomura Securities Co., Ltd.

2. "Property rental revenue" is revenue from the leasing of properties to subsidiaries including Nomura Securities Co., Ltd.

3. "Royalty on trademark" is fee or patent revenue received on our trademark from Nomura Securities Co., Ltd.

4. Breakdown of Special Profits and Losses

| | Nine Months Ended December 31, 2001 |
|---|---|
| | (Millions of yen) |
| Special profits | |
| Gain on sales of investment securities | 14,810 |
| Reversal of reserve for multi-employer pension plan | 15,390 |
| Reversal of reserve for financial futures transactions | 0 |
| Special losses | |
| Loss on sales of investment securities | 2,439 |
| Loss on devaluation of investment securities | 13,412 |
| Loss on devaluation of investments in affiliates | 71,756 |
| Provision for overseas subsidiary | 45,000 |
| Expenses related to the adoption of holding company structure | 736 |
| Reserve for securities transactions | 272 |

## Quarterly Non-consolidated Statements of Operations

(Millions of yen)

| | First Quarter Ended June 30, 2001 | Second Quarter Ended Setember 30, 2001 | Third Quarter Ended December 31, 2001 | Total |
|---|---|---|---|---|
| **Operating revenue** | 107,230 | 111,436 | 23,277 | 241,945 |
| Equipment and software rental revenue | - | - | 13,986 | 13,986 |
| Property rental revenue | - | - | 7,676 | 7,676 |
| Royalty on trademark | - | - | 1,306 | 1,306 |
| Others | - | - | 181 | 181 |
| Commissions | 56,724 | 53,799 | - | 110,523 |
| Net gain on trading | 38,880 | 49,216 | - | 88,096 |
| Net gain on other inventories | 3 | 3 | - | 6 |
| Interest and dividend income | 11,623 | 8,417 | 127 | 20,168 |
| **Operating expenses** | 79,842 | 81,469 | 21,782 | 183,094 |
| Selling, general and administrative expenses | 72,918 | 77,674 | 21,613 | 172,205 |
| Transaction-related expenses | 10,621 | 14,373 | 934 | 25,929 |
| Compensation and benefits | 32,857 | 33,443 | 146 | 66,448 |
| Rental and maintenance | 10,961 | 10,402 | 8,598 | 29,962 |
| Data processing and office supplies | 10,551 | 11,580 | 5,221 | 27,353 |
| Depreciation and amortization | 5,233 | 5,032 | 5,610 | 15,877 |
| Taxes, other than income taxes | 484 | 611 | 111 | 1,207 |
| Others | 2,206 | 2,229 | 990 | 5,426 |
| Interest expenses | 6,924 | 3,794 | 169 | 10,888 |
| Operating income | 27,387 | 29,967 | 1,494 | 58,850 |
| Non-operating income | 3,566 | 1,737 | 1,012 | 6,316 |
| Non-operating expenses | 982 | 1,633 | (270) | 2,345 |
| Ordinary income | 29,971 | 30,071 | 2,777 | 62,821 |
| Special profits | 3,957 | 16,444 | 9,798 | 30,201 |
| Special losses | 1,765 | 119,789 | 12,063 | 133,617 |
| Income(loss) before income taxes | 32,164 | (73,272) | 513 | (40,595) |
| Income taxes - current | 11,852 | 8,295 | 3,812 | 23,959 |
| Income taxes - deferred | 1,715 | (38,333) | (2,640) | (39,259) |
| Net income(loss) | 18,596 | (43,233) | (657) | (25,294) |

Financial Summary (Non-consolidated)
For the Period from May 7, 2001 to December 31, 2001

Date: January 22, 2002
Company name: Nomura Securities Co., Ltd.
(Former Company Name: Nomura Securities Spin-off Preparation Co., Ltd.)
Head office: 1-9-1, Nihonbashi, Chuo-ku, Tokyo 103-8011, Japan
For inquiries: Akira Maruyama
General Manager, Finance Department, Nomura Group Headquarters
Tel: (03) 3211-1811

**Financial Highlights for the Period from May 7, 2001 to December 31, 2001**

## (1) Operating Results

(in millions of yen)

| | Operating Revenue | Net Operating Revenue | Operating Income |
|---|---|---|---|
| For the Period from May 7, 2001 to December 31, 2001 | 97,867 | 94,706 | 19,231 |

| | Ordinary Income | Net Income |
|---|---|---|
| For the Period from May 7, 2001 to December 31, 2001 | 19,531 | 13,597 |

## (2) Financial Position

(in millions of yen except percentages)

| | Total Assets | Shareholders' Equity | Shareholders' Equity/ Total Liabilities and Shareholders' Equity (%) | Capital Adequacy Ratio (%) |
|---|---|---|---|---|
| December 31, 2001 | 7,591,513 | 548,554 | 7.2 | 248.3 |

On May 7, 2001, Nomura Securities Spin-off Preparation Co., Ltd. was established. On October 1, 2001, The Nomura Securities Co., Ltd. completed its reorganization and adopted a holding company structure. The Nomura Securities Co., Ltd. transferred its securities and securities-related business to Nomura Securities Spin-off Preparation Co., Ltd.. On the same day, The Nomura Securities Co., Ltd. and Nomura Securities Spin-off Preparation Co., Ltd. changed their names to Nomura Holdings, Inc. and Nomura Securities Co., Ltd., respectively. Thus, the non-consolidated results of Nomura Scurities Co., Ltd. are presented for the current year only.

# Nomura Securities Co., Ltd. Non-consolidated Balance Sheet

(As of December 31, 2001)

(Millions of yen)

| *ASSETS* | Amount | *LIABILITIES* | Amount |
|---|---|---|---|
| **Current Assets** | 7,528,639 | **Current liabilities** | 6,488,234 |
| Cash and time deposits | 511,120 | Trading liabilities: | 1,848,324 |
| Deposits with exchanges and other segregated cash | 51,001 | Trading securities | 1,114,646 |
| Trading assets: | 3,562,353 | Derivative contracts | 733,677 |
| Trading securities | 2,848,800 | Net payables arising from pre-settlement date trades | 404,466 |
| Derivative contracts | 713,552 | Margin account liabilities: | 24,180 |
| Margin account assets: | 233,626 | Borrowings from securities finance companies | 3,710 |
| Loans to customers in margin transactions | 75,958 | Customer margin sale proceeds | 20,469 |
| Cash collateral to securities finance companies | 157,667 | Borrowings with securities as collateral: | 2,960,189 |
| Loans with securities as collateral: | 3,080,384 | Cash collateral for securities loaned | 2,315,551 |
| Cash collateral for securities borrowed | 3,029,423 | Borrowings in gensaki transactions | 644,638 |
| Loans in gensaki transactions | 50,961 | Payables to customers and others | 141,239 |
| Receivables from customers and others | 1,554 | Guarantee deposits received | 130,230 |
| Short-term guarantee deposits | 14,224 | Short-term borrowings | 583,162 |
| Short-term loans receivable | 18,623 | Commercial paper | 350,000 |
| Deferred tax assets | 15,376 | Accrued income taxes | 9,496 |
| Other current assets | 40,477 | Other current liabilities | 36,944 |
| Allowance for doubtful accounts | (103) | | |
| | | **Long-term liabilities** | 554,723 |
| **Fixed Assets** | 62,873 | Straight bonds | 408,200 |
| Tangible fixed assets | 163 | Long-term borrowings | 90,000 |
| Intangible assets | 1,557 | Reserve for retirement benefits | 35,460 |
| Investments and other | 61,152 | Other long-term liabilities | 21,063 |
| Investment securities | 155 | | |
| Long-term guarantee deposits | 5,338 | | |
| Deferred tax assets | 29,710 | **TOTAL LIABILITIES** | 7,042,958 |
| Other investments | 34,487 | ***SHAREHOLDERS' EQUITY*** | |
| Allowance for doubtful accounts | (8,538) | Common stock | 10,000 |
| | | Additional paid-in capital | 524,956 |
| | | Other retained earnings | 13,597 |
| | | Unappropriated retained earnings | 13,597 |
| | | **TOTAL SHAREHOLDERS' EQUITY** | 548,554 |
| **TOTAL ASSETS** | 7,591,513 | **TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY** | 7,591,513 |

## Nomura Securities Co., Ltd. Non-consolidated Statement of Income

(Millions of yen)

| | For the Period from May 7, 2001 to December 31, 2001 |
|---|---|
| Operating revenue | 97,867 |
| Commissions | 52,244 |
| Net gain on trading | 38,478 |
| Net gain on other inventories | 3 |
| Interest and dividend income | 7,141 |
| Interest expenses | 3,161 |
| Net operating revenue | 94,706 |
| Selling, general and administrative expenses | 75,474 |
| Transaction-related expenses | 11,615 |
| Compensation and benefits | 30,933 |
| Rental and maintenance | 11,216 |
| Data processing and office supplies | 18,239 |
| Depreciation and amortization | 57 |
| Taxes, other than income taxes | 380 |
| Other | 3,031 |
| Operating income | 19,231 |
| Non-operating income | 643 |
| Non-operating expenses | 343 |
| Ordinary income | 19,531 |
| Special profits | 2,320 |
| Special losses | - |
| Income before income taxes | 21,851 |
| Income taxes - current | 9,826 |
| Income taxes - deferred | (1,572) |
| Net income | 13,597 |
| Unappropriated retained earnings brought forward | - |
| Unappropriated retained earnings | 13,597 |

## Notes to Financial Statements

The financial statements for the third quarter ended December 31, 2001 were prepared in accordance with the Cabinet Office Ordinance Regarding Securities Companies (Prime Minister's Office Ordinance and the Ministry of Finance Ordinance, No. 32, 1998) and the amendment "Uniform Accounting Standards of Securities Companies" (Japan Securities Dealers Association, September, 2001) based on "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-Annual Financial Statements" (Ministry of Finance Ordinance No. 38, 1977).

## Significant Accounting Policies

1. Basis and Methods of Valuation for Financial Instruments

(1) For trading purposes
Securities, derivative contracts, and other financial instruments classified as trading assets and liabilities are accounted for based on the mark-to-market method.

(2) For non-trading purposes
Securities with no market value are recorded at cost using the moving average method.

2. Depreciation and Amortization

(1) Depreciation of tangible fixed assets
Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

(2) Amortization of intangible assets
Intangible assets are amortized primarily on the straight-line method.

3. Provisions

(1) Allowance for doubtful accounts
To provide mainly for loan losses, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectable amount calculated using historical loss ratios or a reasonable estimate based on financial evaluation of individual borrowers.

(2) Accrued bonuses
To provide for employee bonus payments, an estimated accrual is recorded in accordance with the prescribed calculation method.

(3) Reserve for retirement benefits
To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the present value of estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

4. Translation of Accounts Denominated in Foreign Currencies
Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5. Leasing Transactions
Financing leases, other than those for which the ownership of the leased property are deemed as transfers to the lessee, are accounted for primarily as ordinary rental transactions.

6. Hedging Activities

Mark-to-market profits and losses on hedging instruments are principally deferred as assets or liabilities until the profits or losses on the underlying hedged assets and liabilities are realized.

7. Accounting for Consumption Taxes

Consumption taxes are accounted for based on the tax exclusion method.

## Notes to Non-consolidated Balance Sheet

1. Financial Guarantees

| | December 31, 2001 (Millions of yen) |
|---|---|
| Financial guarantees outstanding | 955,901 |

* In accordance with Report No. 61 of the Audit Committee of the Japanese Institute of Certified Public Accountants, financial guarantee contracts in substance are included above.

2. Accumulated Depreciation on Tangible Fixed Assets

| December 31, 2001 (Millions of yen) |
|---|
| 269 |

3. Subordinated Borrowings, Bonds, and Notes

| | December 31, 2001 (Millions of yen) |
|---|---|
| Short-term borrowings | 60,000 |
| Long-term borrowings | 90,000 |
| Bonds and notes issued | 60,000 |

## Notes to Non-consolidated Statement of Income

1. Breakdown of Special Profits

| | For the Period from May 7, 2001 to December 31, 2001 (Millions of yen) |
|---|---|
| Special profits | |
| Reversal of allowance for doubtful accounts | 175 |
| Reversal of reserve for securities transactions | 2,143 |
| Reversal of reserve for financial futures transactions | 0 |

## Non-consolidated Statements of Operations

(Millions of yen)

| | For the Period from May 7, 2001 to September 30, 2001 | For the Quarter from October 1, 2001 to December 31, 2001 | For the Period from May 7, 2001 to December 31, 2001 |
|---|---|---|---|
| Operating revenue | - | 97,867 | 97,867 |
| Commissions | - | 52,244 | 52,244 |
| Net gain on trading | - | 38,478 | 38,478 |
| Net gain on other inventories | - | 3 | 3 |
| Interest and dividend income | - | 7,141 | 7,141 |
| Interest expenses | - | 3,161 | 3,161 |
| Net operating revenue | - | 94,706 | 94,706 |
| Selling, general and administrative expenses | - | 75,474 | 75,474 |
| Transaction-related expenses | - | 11,615 | 11,615 |
| Compensation and benefits | - | 30,933 | 30,933 |
| Rental and maintenance | - | 11,216 | 11,216 |
| Data processing and office supplies | - | 18,239 | 18,239 |
| Depreciation and amortization | - | 57 | 57 |
| Taxes, other than income taxes | - | 380 | 380 |
| Other | - | 3,031 | 3,031 |
| Operating income | - | 19,231 | 19,231 |
| Non-operating income | - | 643 | 643 |
| Non-operating expenses | 85 | 258 | 343 |
| Ordinary income | (85) | 19,616 | 19,531 |
| Special profits | - | 2,320 | 2,320 |
| Special losses | - | - | - |
| Income (loss) before income taxes | (85) | 21,937 | 21,851 |
| Income taxes - current | 0 | 9,825 | 9,826 |
| Income taxes - deferred | (35) | (1536) | (1572) |
| Net income (loss) | (49) | 13,647 | 13,597 |

# Supplementary Information

For comparison purposes, the supplementary information includes the results of Nomura Holdings, Inc. (Former Company Name: The Nomura Securities Co., Ltd.) for the first quarter ended June 30, 2001 and the second quarter ended September 30, 2001.

## 1. Commission Revenues

### (1) Breakdown by Category

(Millions of yen)

| | First Quarter Ended June 30, 2001 [2001.4.1 2001.6.30] | Second Quarter Ended September 30, 2001 [2001.7.1 2001.9.30] | Third Quarter Ended December 31, 2001 [2001.10.1 2001.12.31] |
|---|---|---|---|
| Brokerage commissions | 25,317 | 17,542 | 20,264 |
| (Stocks) | ( 24,438 ) | ( 16,673 ) | ( 19,015 ) |
| (Bonds) | ( 517 ) | ( 380 ) | ( 568 ) |
| Underwriting commissions | 4,556 | 11,101 | 8,456 |
| (Stocks) | ( 2,284 ) | ( 8,476 ) | ( 7,048 ) |
| (Bonds) | ( 2,272 ) | ( 2,624 ) | ( 1,408 ) |
| Distribution commissions | 7,834 | 4,954 | 6,517 |
| (Investment trust certificates) | ( 7,743 ) | ( 4,635 ) | ( 6,459 ) |
| Other commissions | 19,015 | 20,200 | 17,004 |
| (Investment trust certificates) | ( 14,745 ) | ( 13,805 ) | ( 12,366 ) |
| Total | 56,724 | 53,799 | 52,244 |

### (2) Breakdown by Product

(Millions of yen)

| | First Quarter Ended June 30, 2001 | Second Quarter Ended September 30, 2001 | Third Quarter Ended December 31, 2001 |
|---|---|---|---|
| Stocks | 27,301 | 26,293 | 27,149 |
| Bonds | 3,679 | 5,034 | 2,725 |
| Investment trust certificates | 22,849 | 18,929 | 19,506 |
| Others | 2,893 | 3,541 | 2,862 |
| Total | 56,724 | 53,799 | 52,244 |

## 2. Net Gain/Loss on Trading

(Millions of yen)

| | First Quarter Ended June 30, 2001 | Second Quarter Ended September 30, 2001 | Third Quarter Ended December 31, 2001 |
|---|---|---|---|
| Stocks | 21,628 | 28,825 | 14,734 |
| Bonds and forex | 17,251 | 20,391 | 23,744 |
| (Bonds) | ( 16,137) | ( 11,111) | ( 659) |
| (Forex) | ( 1,113) | ( 9,280) | ( 23,084) |
| Total | 38,880 | 49,216 | 38,478 |

## 3. Stock Trading (excluding futures transactions)

(Millions of shares or yen except percentages)

| | First Quarter Ended June 30, 2001 | | Second Quarter Ended September 30, 2001 | | Third Quarter Ended December 31, 2001 | |
|---|---|---|---|---|---|---|
| | Number of shares | Amount | Number of shares | Amount | Number of shares | Amount |
| Total | 11,627 | 12,492,467 | 10,601 | 11,000,515 | 11,573 | 12,224,263 |
| (Brokerage) | 8,119 | 7,799,648 | 6,760 | 6,546,298 | 6,629 | 6,363,412 |
| (Proprietary Trading) | 3,507 | 4,692,819 | 3,840 | 4,454,216 | 4,944 | 5,860,850 |
| Brokerage / Total | 69.8% | 62.4% | 63.8% | 59.5% | 57.3% | 52.1% |
| TSE Share | 8.0% | 7.9% | 8.2% | 8.3% | 8.2% | 8.4% |

## 4. Underwriting, Subscripition, and Distribution

(Millions of shares or yen)

| | First Quarter Ended June 30, 2001 | Second Quarter Ended September 30, 2001 | Third Quarter Ended December 31, 2001 |
|---|---|---|---|
| Underwriting | | | |
| Stock (number of shares) | 10 | 40 | 19 |
| (yen amount) | 48,583 | 174,382 | 120,943 |
| Bond (face value) | 1,101,984 | 1,355,463 | 1,431,406 |
| Investment trust certificates (face value) | - | - | - |
| Commercial paper and others (face value) | 325,400 | 165,900 | 103,900 |
| Subscripition and Distribution* | | | |
| Stock (number of shares) | 9 | 56 | 19 |
| (yen amount) | 45,705 | 203,866 | 129,257 |
| Bond (face value) | 410,724 | 536,261 | 409,215 |
| Investment trust certificates (face value) | 6,133,122 | 6,958,039 | 5,384,783 |
| Commercial paper and others (face value) | 325,400 | 165,900 | 103,900 |

* Includes secondary offering and private placement.

## 5. Capital Adequacy Ratio

(Millions of yen except percentages)

| | | | June 30, 2001 | September 30, 2001 | December 31, 2001 |
|---|---|---|---|---|---|
| Tier I | | (A) | 1,452,816 | 1,409,583 | 548,555 |
| Tier II | Net unrealized gain on investments* | | 54,824 | 47,127 | - |
| | Statutory reserves | | 2,073 | 2,144 | - |
| | Allowance for doubtful accounts | | 410 | 295 | 104 |
| | Subordinated debt | | 249,400 | 248,700 | 210,000 |
| | Total | (B) | 306,708 | 298,266 | 210,104 |
| Illiquid Asset | | (C) | 894,413 | 864,730 | 80,198 |
| Net Capital | (A)+(B)-(C)= | (D) | 865,112 | 843,119 | 678,461 |
| Risk | Market risk | | 115,145 | 119,339 | 102,017 |
| | Counterparty risk | | 84,148 | 87,384 | 93,366 |
| | Basic risk | | 77,119 | 77,116 | 77,872 |
| | Total | (E) | 276,412 | 283,838 | 273,254 |
| Capital Adequacy Ratio | | (D) / (E) | 313.0 % | 297.0 % | 248.3 % |

* Net unrealized gain on investments is included in Tier II and excluded from Tier I.

**Nomura Asset Management Co., Ltd.**

**Financial Summary (Non-consolidated)**

**For The Nine Months Ended December 31, 2001**

## Non-consolidated Financial Statements

### Non-consolidated Balance Sheets

(Millions of yen)

| | December 31, 2001 | March 31, 2001 | Increase/(Decrease) |
|---|---|---|---|
| **Assets** | | | |
| Current assets | 125,939 | 177,630 | (51,690) |
| Cash and deposits | 105 | 1,527 | (1,422) |
| Marketable securities | 10,465 | 121,043 | (110,577) |
| Cash deposited for investment trust redemptions and distribution of income | 462 | 25,851 | (25,388) |
| Accrued investment trust management fees | 28,806 | 24,026 | 4,779 |
| Short-term loans receivable | 71,000 | – | 71,000 |
| Prepaid income taxes | 12,503 | – | 12,503 |
| Deferred tax assets | – | 2,489 | (2,489) |
| Other current assets | 2,699 | 2,731 | (32) |
| Allowance for doubtful accounts | (102) | (39) | (62) |
| Fixed assets | 77,294 | 53,805 | 23,488 |
| Tangible fixed assets | 1,328 | 1,369 | (41) |
| Intangible assets | 3,866 | 3,926 | (59) |
| Investments and other | 72,099 | 48,509 | 23,589 |
| Investment securities | 39,910 | 11,376 | 28,533 |
| Investment in subsidiaries and affiliates | 19,055 | 19,055 | – |
| Long-term loans receivable | 998 | 1,068 | (69) |
| Long-term loans receivable from a subsidiary | 7,700 | 7,700 | – |
| Deferred tax assets | – | 5,484 | (5,484) |
| Other investments | 4,443 | 3,838 | 605 |
| Allowance for doubtful accounts | (8) | (13) | 4 |
| **Total assets** | 203,234 | 231,435 | (28,201) |

(Millions of yen)

| | December 31, 2001 | March 31, 2001 | Increase/(Decrease) |
|---|---|---|---|
| **Liabilities** | | | |
| Current liabilities | 23,989 | 73,024 | (49,034) |
| Investment trust distribution of income payable | 151 | 760 | (608) |
| Investment trust redemptions payable | 2,069 | 27,077 | (25,008) |
| Accrued commission | 18,542 | 16,148 | 2,393 |
| Accrued income taxes | – | 24,008 | (24,008) |
| Accrued bonuses | 370 | 960 | (590) |
| Deferred tax liabilities | 1,016 | – | 1,016 |
| Other current liabilities | 1,840 | 4,070 | (2,229) |
| Long-term liabilities | 9,557 | 6,609 | 2,948 |
| Reserve for retirement benefits | 4,736 | 4,529 | 207 |
| Reserve for multi-employer pension plan | 1,894 | 1,894 | – |
| Deferred tax liabilities | 2,638 | – | 2,638 |
| Other long-term liabilities | 288 | 185 | 102 |
| **Total liabilities** | 33,547 | 79,633 | (46,086) |
| **Shareholders' equity** | | | |
| Common stock | 17,180 | 17,180 | – |
| Legal reserve | 12,414 | 12,378 | 35 |
| Additional paid-in capital | 11,729 | 11,729 | – |
| Earned surplus reserve | 685 | 649 | 35 |
| Retained earnings | 128,509 | 122,243 | 6,266 |
| General reserve | 121,106 | 83,606 | 37,500 |
| Unappropriated retained earnings | 7,403 | 38,636 | (31,233) |
| Net unrealized gain on investments | 11,582 | – | 11,582 |
| **Total shareholders' equity** | 169,687 | 151,802 | 17,884 |
| **Total liabilities and shareholders' equity** | 203,234 | 231,435 | (28,201) |

## Non-consolidated Statements of Income

(Millions of yen)

| | Nine Months Ended December 31, 2001 (A) | Year Ended March 31, 2001 (B) | Comparison A/(B*3/4) (%) |
|---|---|---|---|
| **Operating revenue** | 65,574 | 119,263 | 73.3 |
| Investment trust management fees | 60,053 | 111,989 | 71.5 |
| Investment advisory fees | 5,520 | 7,104 | 103.6 |
| Other operating revenue | 0 | 169 | 0.2 |
| **Operating expenses** | 55,985 | 102,476 | 72.8 |
| Commission | 36,947 | 74,450 | 66.2 |
| Other operating expenses | 6,908 | 10,328 | 89.2 |
| General and administrative expenses | 12,130 | 17,697 | 91.4 |
| Operating income | 9,589 | 16,786 | 76.2 |
| Non-operating income | 791 | 1,965 | 53.7 |
| Non-operating expenses | 104 | 386 | 36.0 |
| Ordinary income | 10,276 | 18,365 | 74.6 |
| Special profits | 1,425 | 53,262 | 3.6 |
| Special losses | 341 | 6,399 | 7.1 |
| Income before income taxes | 11,361 | 65,228 | 23.2 |
| Income taxes - current | 1,458 | 28,378 | 6.9 |
| Income taxes - deferred | 3,241 | (1,149) | - |
| Net income | 6,661 | 37,999 | 23.4 |
| Unappropriated retained earnings brought forward | 741 | 636 | |
| Unappropriated retained earnings | 7,403 | 38,636 | |

## Notes to Non-consolidated Financial Statements

The non-consolidated financial statements of Nomura Asset Management Co., Ltd. ("the Company") for the nine months ended December 31, 2001 were prepared in accordance with "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements" (Ministry of Finance Ordinance No. 38, 1977) and "Regulations for enforcement of the Law Concerning Investment Trust and Investment Corporations" (Cabinet Office Ordinance, No. 129, 2000)

## Significant Accounting Policies

1. Basis and Methods of Valuation for Securities

   Securities held are accounted for as follows:

   (1) Stocks of subsidiaries and affiliates — Recorded at cost using the moving average method

   (2) Other Securities:

   (i) with market value — Recorded at market value
   The difference between the cost using the moving average method and market value less deferred taxes is recorded as "Net unrealized gain on investments" in "shareholders' equity" on the balance sheet.

   (ii) without market value — Recorded at cost using the moving average method

2. Depreciation/Amortization Method of Fixed Assets

   (1) Depreciation of tangible fixed assets

   Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired after March 31, 1998 which are depreciated on the straight-line method.

   (2) Amortization of intangible assets

   Intangible assets are amortized primarily on the straight-line method.

3. Provisions

   (1) Allowance for doubtful accounts

   To provide mainly for loan losses, the Company made provisions for doubtful accounts based on an estimate of the maximum uncollectible amount calculated using its historical loss ratio or a reasonable estimate based on financial evaluation of individual borrowers.

   (2) Accrued bonuses

   To provide for employee bonus payments, an accrual is recorded at an estimate of the amounts to be paid as future bonuses to employees.

   (3) Reserve for retirement benefits

   To provide for the payment of lump-sum retirement benefits and funding the qualified retirement pension plan in the future, the estimated future obligations less the fair value of current pension assets is recorded as a reserve for employee retirement benefits.

   (4) Reserve for multi-employer pension plan

   The Company is a member of the Japan Securities Dealers Employees' Pension Fund which is an industry-wide, multi-employer, non-contributory, welfare pension plan established in connection with the government's welfare system. In order to prepare for future payments of benefit obligations, "reserve for multi-employer pension plan" was recorded, based on a reasonable allocation method, to provide for the Company's anticipated share of the plan's net projected obligations less the fair value of pension assets.

4. Leasing Transactions

   Financing leases other than those for which the ownership of the leased property are deemed as transfers to the lessee are accounted for primarily as ordinary rental transactions.

5. Accounting for Consumption Taxes

National and local consumption taxes are accounted for based on the tax exclusion method. The non-deductible portion of consumption taxes are recognized as an expense in the current business year.

## Notes to Non-consolidated Balance Sheet

1. Accumulated Depreciation on Tangible Fixed Assets

| | December 31, 2001 | March 31, 2001 |
|---|---|---|
| (Millions of yen) | | |
| | 494 | 449 |

2. Treatment of Consumption Taxes

Amounts of consumption taxes, prepaid and payable on a net base, are immaterial and thus included in "Other Current Liabilities" on the balance sheets.

3. Net Unrealized Gain on Investments

"Other securities", primarily included in "investment securities", are recorded at market value on the balance sheet. The differences between the market values and the carrying amounts, net of deferred income taxes, are recorded as "net unrealized gain on investments" in shareholders' equity, in accordance with the "Regulations Concerning the Terminology, Forms and Preparation Methods of Semi-annual Financial Statements" issued by the Ministry of Finance.

## Notes to Non-consolidated Statements of Income

1. Breakdown of Special Profits

(Millions of yen)

| | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|
| Gain on sales of securities of the parent company | - | 5,768 |
| Gain on sales of investment securities | 1,425 | 47,493 |

2. Breakdown of Special Losses

(Millions of yen)

| | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|
| Loss on sales of land | - | 1,343 |
| Loss on sales of buildings | - | 2,169 |
| Loss on sales of investment securities | 90 | 916 |
| Loss on devaluation of investment securities and other | 250 | 1,477 |

3. Depreciation / Amortization

(Millions of yen)

| | Nine Months Ended December 31, 2001 | Year Ended March 31, 2001 |
|---|---|---|
| Tangible fixed assets | 47 | 72 |
| Intangible assets | 985 | 1,100 |
| Long-term prepaid expenses | 7 | 10 |

## Supplementary Information

1. Net Assets of Investment Trusts

(Billions of yen)

| | December 31, 2001 | March 31, 2001 | Increase/(Decrease) |
|---|---|---|---|
| Unit Type | 225 | 195 | 30 |
| Open Type | 2,691 | 2,449 | 241 |
| Stock Investment Trusts - Public | 2,917 | 2,645 | 272 |
| Bond Investment Trusts | 6,502 | 5,752 | 750 |
| Medium-term Government Securities Fund | — | 3,573 | (3,573) |
| Money Management Fund | 2,351 | 2,617 | (265) |
| Others | 2,025 | 1,388 | 636 |
| Bond Investment Trusts - Public | 10,878 | 13,330 | (2,452) |
| Stock Investment Trusts | 163 | 152 | 11 |
| Bond Investment Trusts | 20 | 10 | 10 |
| Private Investment Trusts | 183 | 162 | 21 |
| Total | 13,979 | 16,138 | (2,158) |

2. Assets under Investment Management and Advisory Contracts

(Billions of yen)

| | December 31, 2001 | March 31, 2001 | Increase/(Decrease) |
|---|---|---|---|
| Domestic - General | 477 | 445 | 31 |
| Domestic - Pension | 3,210 | 3,459 | (249) |
| Overseas | 918 | 998 | (80) |
| Total | 4,605 | 4,903 | (298) |

NOMURA

# Consolidated Results of Operations

Nine months ended December 31, 2001

Nomura Holdings, Inc.

January 2002

# Outline of the Presentation

- **Review of Operations**
  - Consolidated Financial Summary
  - Commissions
  - Net Gain on Trading
  - Selling, General and Administrative Expenses
  - Cost Structure
- **Review of Business**
  - Business Overview
  - Securities Businesses: Domestic Retail
  - Securities Businesses: Global Wholesale
    - Fixed Income
    - Equity
    - Investment Banking
    - Merchant Banking
  - Asset Management Businesses
- **Appendix**


6. The consolidated financial information was prepared, in all material respects, in accordance with accounting principles generally accepted in Japan ("Japanese GAAP") and with the Japanese Securities and Exchange Law.
7. The percentage change mentioned in the presentation is a comparison between the result in the first nine months of the current fiscal year and the nine-month average of the previous fiscal year.

NOMURA


Review of Operations

# Consolidated Financial Summary under Japanese GAAP
# Nine months ended December 31, 2001

- **Operating Results**
  - Net Operating Revenue — 416.6 billion yen, down 29%*
  - Selling, General and Administrative Expenses — 361.2 billion yen, down 6%*
  - Ordinary Income — 79.4 billion yen, down 65%*
  - Net Income — 28.6 billion yen, down 79%*
- **Balance Sheet**
  - Total Assets — 17,918.2 billion yen, down 2,611.0 billion yen**
  - Shareholders' Equity — 1,629.4 billion yen, down 13.0 billion yen**
  - Leverage — 11.0 times (12.5 times)
- **ROE** — **2.3% (11.9%)**

*Compared with the nine-month average of the previous fiscal year **Compared with the corresponding item as of March 31, 2001

# Ordinary Income (under Japanese GAAP)


(Billions of yen)
140
120
100
80
60
40
20
0
118.1
101.1
14.3
68.6
36.7
16.2
26.5
FY02.3 3Q
(2001.10-12)
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q

Commissions (1)

# Brokerage Commissions

Stock Brokerage Com.    71.3 billion yen, down 25%

- Retail Stock Brokerage Commissions*
  - Equivalent to 65% of total stock brokerage commissions
  - 46.2 billion yen, down 28%
- Individual Equity Agency Transactions Value**
  - 4.1 trillion yen, down 13%


(Billions of yen)
Down
25 %
120
100
80
60
40
20
0
100.2
2.9
2.1
31.1
64.0
74.8
1.8
1.7
25.1
46.2
FY01.3 (3/4)
01.4-12
Other brokerage commissions
Bond brokerage commissions
Stock brokerage commissions (others)
Stock brokerage commissions (retail)

* Domestic branch offices, Financial Consulting Dept. and others

** Three major exchanges: Tokyo, Osaka and Nagoya

Commissions (2)

# Underwriting Commissions

Equity Underwriting Com. 22.1 billion yen, down 35%

- Stagnant Equity Primary Markets

*IPO* *

- Market: 698.3 billion yen, down 47%
- Nomura: 256.8 billion yen, down 56%

*PO* *

- Market: 483.3 billion yen, down 80%
- Nomura: 178.6 billion yen, down 69%

Bond Underwriting Com. 24.2 billion yen, up 28%

- High Demand for Foreign Currency Bonds by Retail Investors

Nomura**

- FY01.3 219.2 billion yen (full-year base)
- 2001.4-12 438.1 billion yen, up 167%

(Billions of yen)
Down
13%
60
50
40
30
20
10
0
53.6
0.4
18.9
34.3
46.4
0.1
24.2
22.1
FY01.3 (3/4)
01.4-12
Stocks
Bonds
Others

* Sources: Nomura Full-credit base

** Total offering amounts lead managed by Nomura converted into yen.

## Commissions (3)

# Commissions for Distribution of Investment Trusts

- Domestic Distribution Volume of Investment Trusts
  - Total:
    - 18.5 trillion yen, up 10%
  - Bond investment trusts:
    - 16.6 trillion yen, up 11%
  - Stock investment trusts:
    - 1.0 trillion yen, down 25%


(Billions of yen)
Down
33%
28.3
19.0
30
25
20
15
10
5
0
FY01.3 (3/4)
01.4-12
Commissions for distribution of investment trusts

# Commissions (4)
# Other Commissions

Asset Management Fees 83.1 billion yen, down 24%



- **Factors of Decrease**
  - Redemption of Medium-term Government Securities Fund
  - *Decrease in equity investment trusts*
    - Client assets (consolidated) 2.7 tril. (3.1)



- **Asset Management Fees by Type****
  - Stock investment trusts 24.1 bil. (40.8)
  - Bond investment trusts 35.9 bil. (71.2)
    - Medium-term Government Securities Fund 2.9 bil. (33.6)
    - Long-term Bond Investment Trust 31.3 bil. (32.3)



- **Client Assets and Assets Under Management (Investment trusts)***
  - Client assets (consolidated) 13.3 tril. (15.6)
  - Assets under management (NAM) 13.8 tril. (16.0)


(Billions of yen)
140
120
100
80
60
40
20
0
137.6
17.8
11.2
108.7
Down
23%
105.6
13.0
9.5
83.1
FY01.3 (3/4)
01.4-12
Others
M&A/financial advisory fees
Asset management fees

* As of the end of Dec. 2001. Figures as of the end of Mar. 2001 are given in parentheses.
** Fees from investment trusts managed by NAM.
For the first nine months ended Dec. 2001. Figures for the year ended March 2001 are given in parentheses.

# Net Gain on Trading

- Equity Trading 77.9 billion yen, down 59%
- Bond Trading 28.0 billion yen, up 14%
  
  - Medium-term notes
  
  - Bonds denominated in foreign currencies
- Principal Finance 13.5 billion yen, down 65%


(Billions of yen)
Down
54 %
300
250
200
150
100
50
0
258.9
6.9
38.9
24.6
188.5
120.0
0.6
13.5
28.0
77.9
FY01.3 (3/4)
01.4-12
Equity
Fixed income
Principal finance
Others

* We have categorized the figures by trading strategy, however, Japanese GAAP's requirement is by product.

# Selling, General and Administrative Expenses

- Compensation and Benefits
  - FY01.3 268.4 billion yen (full-year base)
  - 2001.4-12 181.0 billion yen, down 10%
- IT-related Expenses
  - FY01.3 49.2 billion yen (full-year base)
  - 2001.4-12 41.3 billion yen, up 12%
- Advertising Expenses
  - FY01.3 17.9 billion yen (full-year base)
  - 2001.4-12 10.1 billion yen, down 24%



(Billions of yen)
Down
6 %
384.2
361.2
400
350
300
250
200
150
100
50
0
21.1
6.2
26.7
47.8
18.7
62.5
201.3
19.0
5.5
31.3
46.4
21.6
56.3
181.0
FY01.3 (3/4)
01.4-12
Compensation and benefits
Transaction-related expenses
Depreciation and amortization
Rental and maintenance
Data processing and office supplies
Taxes, other than income taxes
Others




46

# Cost Structure

■ Breakdown of Compensation and Benefit

■ Asset Management Related Fees / Fixed-type Expenses

2001.4-12

- Fixed-type Expenses: 189.9 billion yen
- Asset Management related Fees: 85.4 billion yen


(Billions of yen)
120
100
80
60
116.6
104.2
109.1
97.0
69.7
71.9
Fixed−type
Compensation and Benefit
Variable−type
Compensation and Benefit
FY00.3 (3/4)
FY01.3 (3/4)
01.4-12
70%
60%
50%
40%
30%
20%
10%
0%
27%
62%
45%
FY00.3
FY01.3
01.4-12

Asset Management related Fees: Asset management fees, custodial service fees and fees from coupon payment
Fixed-type Expenses: Base salary, guaranteed bonus, depreciation, real estate related expenses and other

NOMURA

# Review of Businesses

- Securities Businesses
  - Domestic Retail
  - Global Wholesale
- Asset Management Businesses

# Business Overview

## 2001.4-12 Income/loss before income taxes


(Billions of yen)
70
60
50
40
30
20
10
0
14.1
8.0
69.3
23.0
8.5
2.1
FY2002.3 3Q
Domestic Retail
Global Wholesale
Asset Management

Securities Businesses – Domestic Retail (1)

# Retail Client Assets / Net Asset Accumulation



Retail Customers' Assets Held by Us in Japan for Safe Custody
(Trillions of yen)
30
25
20
15
10
5
0
26.5
26.9
27.8
24.7
25.2
0.6
0.7
0.7
0.7
0.7
5.9
9.2
9.0
8.3
8.0
3.3
2.5
2.6
2.1
2.2
4.8
4.9
5.1
5.2
5.7
11.9
9.6
10.4
8.4
8.7
Mar. 00
Mar. 01
Jun. 01
Sep. 01
Dec. 01
Equities
Stock investment trusts
Overseas mutual funds
Bonds (including CB, WB)
Bond investment trusts
Other
Net Asset Accumulation (monthly average)
(Billions of yen)
800
700
600
500
400
300
200
100
0
684.2
231.7
192.0
38.1
131.4
FY01.3
3Q
4Q
FY02.3
1Q
2Q
3Q


Retail customers' assets held by us in Japan for safe custody: Domestic branch offices (excluding institutional clients section), Financial Consulting Dept. and others

Net Asset Accumulation: Gap between asset inflow and asset outflow

Securities Businesses – Domestic Retail (2)

# Bond Investment Trusts

- Assets under Management in Major Bond Investment Trusts (NAM)
- Client Assets in Major Bond Investment Trusts (Nomura Securities)


(Trillions of yen)
14
12
10
8
6
4
2
0
5.0
2.6
3.8
3.9
2.3
Mar.00
Mar.01
Jun.01
Sep.01
Dec.01
Long-term Bond Investment Trust
MRF
MMF
(Trillions of yen)
12
10
8
6
4
2
0
3.1
1.8
2.3
2.8
1.8
Mar.00
Mar.01
Jun.01
Sep.01
Dec.01
Long-term Bond Investment Trust
MRF
MMF

# Securities Businesses – Domestic Retail (3)
## MMF

- Client Assets by Client Type


(Trillions of yen)
2.6
0.6
1.1
0.9
1.8
0.3
0.7
0.8
Down 48%*
Down 38%*
Down 9%*
2.5
2.0
1.5
1.0
0.5
0.0
Nov. 01
Dec. 01

*Compared with the figures as of the end of Nov. 01

- Distribution of Client Assets by Client Type (as of the end of Dec. 2001)


36%
47%
17%
Listed companies / financial institutions
Non-listed companies / non-profit organizations
Individuals

Securities Businesses – Global Wholesale (1)

# Fixed Income

- Fixed Income Trading

**Share in JGB Auction***

**Share in Secondary Trading***


15%
15%

- Cooperation with Domestic Retail
  - Medium-term notes
  - Bonds denominated in foreign currencies
- Structured Products
  - CMBS in Japan
  - Housing loan securitization in U.S.

* For the nine months ended December 31, 2001

Sources: Nomura, Japan Securities Dealers Association

# Securities Businesses – Global Wholesale (2)

## Equity

### Off-floor/Off-exchange Trading Share*


18%
19%
19%
19%
18%
20%
15%
(Trillions of yen)
20
15
10
5
0
11
16
14
13
13
FY02.3
3Q
4Q
1Q
2Q
3Q
Off-exchange (LHS)
Off-floor (on-exchange) (LHS)
Off-floor/off-exchange trading share (RHS)

* Source: Nomura

### Net Gain on Equity Trading (Nomura Securities**)



(Billions of yen)

70
60
50
40
30
20
10
0

12.0
21.5
65.5
38.5
10.1
51.7
21.6
28.8
14.7

FY00.3 1H
2H
FY01.3 1Q
2Q
3Q
4Q
FY02.3 1Q
2Q
3Q

** Please note that the figures for FY00.3 1H/2H have been converted to represent quarterly figures.

Securities Businesses – Global Wholesale (3)

# Investment Banking

- Equity Underwriting
- Bond Underwriting
- M&A Ranking (2001.1-12) ****

**Japanese IPOs*** **Japanese Straight Bonds****


37%
19%

**Japanese Public Offerings*** **Samurai Bonds*****

37%


36%

| Rank | Advisor | Rank Value ($Bil) | Number of deals |
|---|---|---|---|
| 1 | Goldman Sachs & Co | 94.0 | 22 |
| 2 | Nomura | 57.7 | 61 |
| 3 | JP Morgan | 56.6 | 21 |
| 4 | Daiwa Securities SMBC | 48.5 | 34 |
| 5 | Merrill Lynch & Co Inc | 32.5 | 11 |
| 6 | Citigroup / Salomon Smith Barney | 28.7 | 29 |
| 7 | Morgan Stanley | 25.7 | 15 |
| 8 | Mizuho Financial Group | 21.7 | 82 |
| 9 | Credit Suisse First Boston | 17.5 | 9 |
| 10 | Lehman Brothers | 17.1 | 7 |

Source: Nomura(*), Thomson DealWatch(**), Thomson Financial Securities Data(***), Full-credit base

**** Source: Thomson Financial, Completed Mergers and Acquisitions: Any Japanese involvement. League table based on rank value.

Securities Businesses – Global Wholesale (4)

# Merchant Banking

| Theme | |
|---|---|
| | ▪ Nomura is committed to growing its PFG business in a way that reduces overall risk concentration<br>▪ Provide new alternative investment funds to our clients<br>▪ Encourage PFG |



**Nomura**

- Appoint Terra Firma to manage PFG assets
- Investment in the new private equity fund (10% of the aggregate commitments to the fund, up to Euro 300 million)
- Expected to take effect at the end of March 2002

**Terra Firma**

# Asset Management Businesses


Assets Under Management (NAM)
(Trillions of yen)
25
20
15
10
5
0
14.7
0.0
4.8
7.8
2.1
19.9
0.1
5.6
10.7
3.5
21.0
0.2
4.9
13.3
2.6
19.8
0.2
4.4
12.9
2.4
18.6
0.2
4.6
10.9
2.9
Mar. 99
Mar. 00
Mar. 01
Sep. 01
Dec. 01
Stock investment trusts
Bond investment trusts
Investment advisory
Others
Market Share (NAM)
40%
35%
30%
25%
20%
15%
10%
5%
0%
25%
28%
35%
30%
36%
23%
26%
30%
27%
30%
17%
21%
18%
18%
20%
Bond investment trusts
Total public investment trusts
Stock investment trusts
Mar.99
Mar.00
Mar.01
Sep.01
Dec.01

Source: The Investment Trusts Association, Japan


Appendix

NOMURA

- Quarterly Revenue Breakdown
- Client Assets (Nomura Securities)
- Retail Client Assets
- Number of Accounts
- IT Share
- Market Share:
  Individual Equity Agency Transactions
- Assets Under Management (NAM)
- Value at Risk
- Number of Employees

# Quarterly Revenue Breakdown



(Billions of yen)
250
200
150
100
50
0


| (Billions of yen) | FY01.3 1Q | 2Q | 3Q | 4Q | FY02.3 1Q | 2Q | 3Q |
|---|---|---|---|---|---|---|---|
| Net gain on trading | 106.1 | 87.3 | 37.7 | 114.1 | 45.8 | 38.3 | 35.9 |
| Underwriting commissions | 16.3 | 25.6 | 20.0 | 9.7 | 9.5 | 20.0 | 17.0 |
| Com. for distribution of investment trusts | 13.9 | 12.5 | 5.0 | 6.3 | 7.8 | 4.7 | 6.5 |
| Asset management related fees* | 34.1 | 35.4 | 36.4 | 38.9 | 29.6 | 27.8 | 25.7 |
| Brokerage commissions | 45.9 | 35.1 | 25.7 | 26.9 | 29.4 | 20.5 | 24.8 |
| Of which, | | | | | | | |
| Brokerage com. (equity, retail) | 30.8 | 22.1 | 16.3 | 16.2 | 20.0 | 12.4 | 13.9 |
| Brokerage com. (equity, others) | 12.8 | 10.7 | 8.8 | 9.2 | 8.6 | 7.2 | 9.3 |
| Brokerage com. (others) | 2.2 | 2.3 | 0.6 | 1.5 | 0.9 | 0.9 | 1.6 |

* Asset management fees and custodial service fees

# Client Assets (Nomura Securities)


(Trillions of yen)
70
60
50
40
30
20
10
0

| | Mar. 98 | Jun. 98 | Sep. 98 | Dec. 98 | Mar. 99 | Jun. 99 | Sep. 99 | Dec. 99 | Mar. 00 | Jun. 00 | Sep. 00 | Dec. 00 | Mar. 01 | Jun. 01 | Sep. 01 | Dec. 01 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total client assets | 47.4 | 46.6 | 43.4 | 43.7 | 49.5 | 54.8 | 57.6 | 60.6 | 62.4 | 61.8 | 58.3 | 54.4 | 56.8 | 57.5 | 52.3 | 51.4 |
| Others | 0.3 | 0.2 | 0.2 | 0.1 | 0.1 | 0.1 | 0.1 | 0.0 | 0.1 | 0.1 | 0.1 | 0.1 | 0.1 | 0.2 | 0.1 | 0.1 |
| Overseas mutual funds | 0.3 | 0.4 | 0.4 | 0.5 | 0.6 | 0.5 | 0.6 | 0.6 | 0.7 | 0.8 | 0.8 | 0.9 | 0.8 | 0.9 | 0.8 | 0.9 |
| Bond investment trusts | 6.8 | 7.5 | 6.9 | 6.5 | 6.9 | 8.4 | 8.1 | 7.8 | 8.4 | 10.1 | 9.7 | 10.7 | 11.7 | 12.1 | 11.1 | 9.7 |
| Stock investment trusts | 2.4 | 2.7 | 2.7 | 2.7 | 2.8 | 2.8 | 2.9 | 3.6 | 4.0 | 3.8 | 3.6 | 3.1 | 3.1 | 3.2 | 2.6 | 2.7 |
| Bonds (including CB, WB) | 13.9 | 13.1 | 13.4 | 12.8 | 14.5 | 13.0 | 13.0 | 12.1 | 12.8 | 12.3 | 12.4 | 12.3 | 12.9 | 12.3 | 12.8 | 13.3 |
| Equities | 23.7 | 22.7 | 19.8 | 21.0 | 24.7 | 29.9 | 32.9 | 36.5 | 36.4 | 34.8 | 31.6 | 27.5 | 28.3 | 28.9 | 24.9 | 24.8 |

# Retail Customers' Assets Held by Us in Japan for Safe Custody


(Trillions of yen)
30
25
20
15
10
5
0

| | Mar. 98 | Jun. 98 | Sep. 98 | Dec. 98 | Mar. 99 | Jun. 99 | Sep. 99 | Dec. 99 | Mar. 00 | Jun. 00 | Sep. 00 | Dec. 00 | Mar. 01 | Jun. 01 | Sep. 01 | Dec. 01 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total client assets | 18.2 | 18.7 | 18.1 | 18.4 | 19.7 | 21.5 | 22.9 | 26.2 | 26.5 | 27.0 | 26.6 | 26.5 | 26.9 | 27.8 | 24.7 | 25.2 |
| Others | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.0 | 0.0 | 0.1 | 0.0 | 0.0 | 0.0 | 0.0 |
| Overseas mutual funds | 0.3 | 0.3 | 0.4 | 0.4 | 0.5 | 0.5 | 0.6 | 0.6 | 0.6 | 0.7 | 0.7 | 0.7 | 0.7 | 0.7 | 0.7 | 0.7 |
| Bond investment trusts | 5.2 | 5.4 | 5.4 | 5.1 | 5.0 | 5.4 | 5.4 | 5.7 | 5.9 | 7.1 | 7.9 | 9.0 | 9.2 | 9.0 | 8.3 | 8.0 |
| Stock investment trusts | 1.7 | 2.0 | 2.1 | 2.1 | 2.2 | 2.3 | 2.3 | 3.0 | 3.3 | 3.0 | 2.9 | 2.5 | 2.5 | 2.6 | 2.1 | 2.2 |
| Bonds (including CB, WB) | 4.9 | 4.9 | 4.7 | 4.6 | 4.8 | 5.0 | 5.0 | 5.0 | 4.8 | 4.8 | 4.7 | 4.8 | 4.9 | 5.1 | 5.2 | 5.7 |
| Equities | 6.0 | 6.0 | 5.4 | 6.0 | 7.1 | 8.4 | 9.5 | 12.0 | 11.9 | 11.4 | 10.3 | 9.4 | 9.6 | 10.4 | 8.4 | 8.7 |

Retail client assets in our custody: Domestic branch offices (excluding institutional clients section), Financial Consulting Dept. and others

# Number of Accounts


Nomura Home Trade (online trading accounts)
(Thousands of accounts)
800
600
400
200
0
4
6
7
8
9
17
61
109
188
283
349
461
584
686
778
860
Mar.98 Jun.98 Sep.98 Dec.98 Mar.99 Jun.99 Sep.99 Dec.99 Mar.00 Jun.00 Sep.00 Dec.00 Mar.01 Jun.01 Sep.01 Dec.01
Nomura Cash Management Service
(Thousands of accounts)
3000
2000
1000
0
56
215
323
380
441
525
812
1,110
1,397
1,665
1,903
2,169
2,395
2,539
2,686
2,805
Mar.98 Jun.98 Sep.98 Dec.98 Mar.99 Jun.99 Sep.99 Dec.99 Mar.00 Jun.00 Sep.00 Dec.00 Mar.01 Jun.01 Sep.01 Dec.01


New Account Openings (Individual)
(Thousands of accounts)
50
40
30
20
10
0
28
25
21
25
28
33
29
45
50
43
37
24
22
25
21
FY99.3
FY00.3
FY01.3
FY02.3
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q

# IT Share


40%
35%
30%
25%
20%
15%
10%
5%
0%
25%
8%
26%
10%
32%
14%
34%
15%
38%
18%
36%
17%
37%
13%
FY01.3 1Q
2Q
3Q
4Q
FY02.3 1Q
2Q
3Q
IT share (in terms of number of orders)
IT share (in terms of transaction value)

* IT share: Share in online and unmanned telephone trading in retail equity transactions and figures of unmanned telephone trading are included from FY01.3 3Q.

# Individual Equity Agency Transactions*


(Trillilions of yen)
Market (monthly average)
Nomura's share
20
15
10
5
0
30%
25%
20%
15%
10%
5%
0%
16%
17%
21%
20%
25%
21%
19%
16%
16%
16%
16%
5.6
7.2
9.7
10.4
6.3
5.1
3.7
3.7
4.9
3.3
3.9
FY00.3
1Q
2Q
3Q
4Q
FY01.3
1Q
2Q
3Q
4Q
FY02.3
1Q
2Q
3Q

Sources: Tokyo Stock Exchange, Nomura

*Three major exchanges: Tokyo, Osaka and Nagoya

# Assets Under Management (NAM)

(Trillions of yen)

| | Mar. 98 | Jun. 98 | Sep. 98 | Dec. 98 | Mar. 99 | Jun. 99 | Sep. 99 | Dec. 99 | Mar. 00 | Jun. 00 | Sep. 00 | Dec. 00 | Mar. 01 | Jun. 01 | Sep. 01 | Dec. 01 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Total | 14.1 | 15.1 | 14.1 | 14.1 | 14.7 | 17.7 | 17.6 | 17.9 | 19.9 | 21.7 | 20.0 | 20.3 | 21.0 | 21.9 | 19.8 | 18.6 |
| Investment advisory (overseas) | 1.2 | 1.1 | 1.0 | 1.0 | 1.0 | 1.0 | 1.0 | 1.1 | 1.0 | 1.1 | 1.0 | 1.0 | 1.0 | 1.0 | 0.8 | 0.9 |
| Investment advisory (domestic) | 3.2 | 3.5 | 3.6 | 3.8 | 3.8 | 4.1 | 4.5 | 4.6 | 4.6 | 3.9 | 3.9 | 4.0 | 3.9 | 3.5 | 3.6 | 3.7 |
| Non-public investment trusts | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.0 | 0.1 | 0.1 | 0.1 | 0.1 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 | 0.2 |
| Bond investment trusts | 7.6 | 8.4 | 7.6 | 7.3 | 7.8 | 10.5 | 10.0 | 9.6 | 10.7 | 13.2 | 11.7 | 12.3 | 13.3 | 14.5 | 12.9 | 10.9 |
| Stock investment trusts | 2.1 | 2.2 | 2.0 | 2.0 | 2.1 | 2.1 | 2.1 | 2.6 | 3.5 | 3.4 | 3.2 | 2.8 | 2.6 | 2.7 | 2.4 | 2.9 |

# Value at Risk

- **Definition**
  - 99% confidentiality
  - 1-day holding period

- **From Apr. to Dec. 2001**
  - Maximum: 4.5 billion yen
  - Minimum: 2.6 billion yen
  - Average: 3.3 billion yen

(Billions of yen)

| | Mar.00 | Sep.00 | Mar.01 | Jun.01 | Sep.01 | Dec.01 |
|---|---|---|---|---|---|---|
| Equity | 1.7 | 2.6 | 3.0 | 2.5 | 2.0 | 2.8 |
| Interest Rate | 1.5 | 1.8 | 2.7 | 2.2 | 1.7 | 2.9 |
| Foreign Exchange | 0.1 | 0.1 | 0.3 | 0.2 | 0.3 | 0.2 |
| Sub-total | 3.3 | 4.5 | 6.0 | 4.9 | 4.0 | 6.0 |
| Diversification Benefit | (1.0) | (1.4) | (2.0) | (1.7) | (1.2) | (1.9) |
| VaR* | 2.3 | 3.1 | 4.0 | 3.2 | 2.8 | 4.1 |

The end of the quarter *Consolidated

# Number of Employees


20,000
15,000
10,000
5,000
0

| | Mar. 98 | Mar. 99 | Mar. 00 | Mar. 01 | Jun. 01 | Sep. 01 | Dec. 01 |
|---|---|---|---|---|---|---|---|
| Total | 16,611 | 15,803 | 14,823 | 14,393 | 14,998 | 14,856 | 14,640 |
| Asia / Oceania | 557 | 517 | 488 | 486 | 473 | 476 | 464 |
| Americas | 1,258 | 1,145 | 983 | 835 | 874 | 893 | 881 |
| Europe | 2,290 | 1,769 | 1,319 | 1,370 | 1,380 | 1,449 | 1,430 |
| Japan (FA) | 2,242 | 2,207 | 2,173 | 2,195 | 2,260 | 2,192 | 2,130 |
| Japan (excluding FA) | 10,264 | 10,165 | 9,860 | 9,507 | 10,011 | 9,846 | 9,735 |

FA: Financial Advisors

- Nomura Holdings, Inc. announces its third-quarter operating results under Japanese GAAP at 15:00 JST on Tuesday January 22, 2002. The financial statements and presentation materials are scheduled to be available on our Web page at www.nomuraholdings.com/e no earlier than twelve hours after the announcement in accordance with the Securities and Exchange Law of Japan.

- The presentation material with a draft of the telephone conference on the financial results are scheduled to be available on our Web page at 22:00 JST on Wednesday January 23, 2002.

- The Q&A during the telephone conference is scheduled to be available on our Web page promptly after its conclusion.

**Nomura Holdings, Inc.**
www.nomuraholdings.com/e

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 23, 2002

By: Masanori I[illegible]
Masanori Itatani
Director